SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. ___)*

                          BERLINER COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, Par Value, $.00002 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    670099100
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                                        copy to:
        Thom Waye                                 Kevin W. Waite, Esq.
Sigma Capital Advisors, LLC             Moomjian, Waite, Wactlar & Coleman, LLP
     800 Third Avenue                           100 Jericho Quadrangle
        Suite 1701                                     Suite 225
 New York, New York 10022                      Jericho, New York 11753
     (212) 201-6612

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 29, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.
                    (Continued on following pages)
                                   Page 1 of 11 pages

------------------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  670099100                  13D                     Page 2 of 11 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Sigma Opportunity Fund, LLC
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)   [ ]
                                                                (b)   [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS *
    WC

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------

  NUMBER OF          7.   SOLE VOTING POWER  4,227,273(1) (See Items 4 and 5)
  SHARES
  BENEFICIALLY       -----------------------------------------------------------
  OWNED BY           8.   SHARED VOTING POWER  -0-
  EACH
  REPORTING          -----------------------------------------------------------
  PERSON WITH        9.   SOLE DISPOSITIVE POWER 4,227,273(1)(See Items 4 and 5)

                     -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER  -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    4,227,273(1) (See Items 4 and 5)

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    19.9% (See Items 4 and 5)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON *
    OO - Limited Liability Company

--------------------------------------------------------------------------------
(1) Consists of 2,727,273 shares of common stock underlying a convertible note and 1,500,000 shares of common stock underlying warrants.

CUSIP No.  670099100                  13D                    Page 3 of  11 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Sigma Capital Advisors, LLC
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)  [ ]
                                                                (b)  [x]

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS *

    00

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------

  NUMBER OF        7.  SOLE VOTING POWER     4,377,273(1) (See Items 4 and 5)
  SHARES
  BENEFICIALLY     -------------------------------------------------------------
  OWNED BY         8.  SHARED VOTING POWER -0-
  EACH
  REPORTING        -------------------------------------------------------------
  PERSON WITH      9.  SOLE DISPOSITIVE POWER  4,377,273(1) (See Items 4 and 5)

                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    4,377,273(1) (See Items 4 and 5)

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    20.4% (See Items 4 and 5)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON *
    OO - Limited Liability Company

--------------------------------------------------------------------------------
(1) Consists of 2,727,273 shares of common stock underlying a convertible note and 1,650,000 shares of common stock underlying warrants.

CUSIP No.  670099100                  13D                     Page 4 of 11 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Sigma Capital Partners, LLC

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a) [ ]
                                                              (b) [x]

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS *

    OO

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------

  NUMBER OF          7.  SOLE VOTING POWER   4,377,273(1) (See Items 4 and 5)
  SHARES
  BENEFICIALLY       -----------------------------------------------------------
  OWNED BY           8.  SHARED VOTING POWER -0-
  EACH
  REPORTING          -----------------------------------------------------------
  PERSON WITH        9.  SOLE DISPOSITIVE POWER 4,377,273(1) (See Items 4 and 5)

                     -----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    4,377,273(1) (See Items 4 and 5)

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    20.4% (See Items 4 and 5)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON *
    OO- Limited Liability Company

--------------------------------------------------------------------------------
(1) Consists of 2,727,273 shares of common stock underlying a convertible note and 1,650,000 shares of common stock underlying warrants.

CUSIP No.  670099100                  13D                     Page 5 of 11 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Thom Waye

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)  [ ]
                                                           (b)  [x]

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS *
    OO

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.

--------------------------------------------------------------------------------

  NUMBER OF           7.  SOLE VOTING POWER  4,377,273(1) (See Items 4 and 5)
  SHARES
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER -0-
  EACH
  REPORTING PERSON    ----------------------------------------------------------
  WITH                9.  SOLE DISPOSITIVE POWER 4,377,273(1)(See Items 4 and 5)

                      ----------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER  -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    4,377,273(1) (See Items 4 and 5)

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    20.4% (See Items 4 and 5)

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------
(1) Consists of 2,727,273 shares of common stock underlying a convertible note and 1,650,000 shares of common stock underlying warrants.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  INTRODUCTION

Item 1.  Security and Issuer.

     This statement on Schedule 13D (this "Schedule 13D") relates to shares of common stock, par value $.00002 per share (the "Common Stock"), of Berliner Communications, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 20 Bushes Lane, Elmwood Park, New Jersey, 07407.

Item 2.  Identity and Background.

     (a) This Schedule 13D is being jointly filed by Sigma Opportunity Fund, LLC ("Sigma Fund"), Sigma Capital Advisors, LLC ("Sigma Advisors") and Sigma Capital Partners, LLC ("Sigma Partners"), each a Delaware limited liability company, and Thom Waye, an individual. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

          (i)  Sigma Opportunity Fund, LLC, is a private investment fund;

          (ii) Sigma Capital Advisors, LLC, serves as the managing member of Sigma Opportunity Fund, LLC;

          (iii)Sigma Capital Partners, LLC, is the sole member of Sigma Capital Advisors, LLC; and

          (iv) Thom Waye, is the sole member of Sigma Capital Partners, LLC and has the power to vote and dispose of the Company's shares owned by the Reporting Persons.

     The Reporting Persons have entered into a Joint Filing Agreement, dated January 8, 2007, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act").

     (b) The principal business address of each Reporting Person is 800 Third Avenue, Suite 1701, New York, New York 10022.

     (c) The principal business of Sigma Fund is investing in securities. The principal business of Sigma Advisors is to serve as managing member of Sigma Fund. The principal business of Sigma Partners is to act as a holding entity for the membership interests of Sigma Advisors. The principal occupation of Mr. Waye is to serve as manager of Sigma Advisors.

     (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Sigma Fund, Sigma Advisors and Sigma Partners is a limited liability company organized under the laws of Delaware. Mr. Waye is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     As more fully described under Item 4 below, on December 29, 2006, Sigma Fund and the Company entered into a Note Purchase Agreement, pursuant to which Sigma Fund purchased a Note (defined below) and the Company issued a Warrant (defined below) for an aggregate purchase price of $3,000,000, paid in cash. The funds required for the purchase of the Note and Warrant were obtained from the investment funds of Sigma Fund.

Item 4.  Purpose of Transaction.

     The Reporting Persons purchased the Note and Warrant based on the Reporting Persons' belief that such an investment represented an attractive investment opportunity. The Reporting Persons may purchase additional securities, if the Reporting Persons' deem that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet its investment objectives.

Note Purchase Agreement
-----------------------

     On December 29, 2006, Sigma Fund and the Company entered into a Note Purchase Agreement (the "Agreement"), pursuant to which, among other things, for the aggregate purchase price of $3,000,000, the Company sold to Sigma Fund a 7% Senior Subordinated Secured Convertible Note Due 2008 (the "Note") and issued a warrant (the "Warrant") to purchase up to 1,500,000 shares of Common Stock. The
Note is convertible at $1.10 per share and the warrant is exercisable at $0.01 per share, subject to adjustment. If the Company does not attain certain revenue or EBITDA levels for the fiscal year ended June 30, 2007, the conversion price for a portion or all of the Note will be reduced to $.50. The Note is secured by the assets of the Company and BCI Communications, Inc. ("BCI") and guaranteed by BCI.

     The following are certain material provisions of the Agreement:

     Registration Rights. The Agreement grants registration rights with respect to the shares of Common Stock issuable upon conversion of the Note and underlying the Warrant and the Additional Warrant (defined below), pursuant to which the Company must file a registration statement for such shares no later than March 15, 2007. In addition, the holders of such shares are also granted piggyback registration rights.

     Additional Financing. Sigma, its affiliates, partners and/or designees were granted the right to invest an additional $1,000,000 on the same terms as the Agreement on or prior to February 15, 2007. In addition, under certain circumstances as described in the Agreement, Sigma, its affiliates, partners and/or designees may have the right to invest an additional $2 million on such terms.

     Right of Participation. For a period of two years after the Closing
Date, Sigma Fund was granted rights of participation in connection with certain future offerings by the Company.

     Director Nominee. Sigma Fund has the right to nominate a director to the Board of Directors of the Company. Its initial nominee was Thom Waye, who has been elected to the Board of Directors.

     Charter Amendment. Pursuant to the Agreement, the Company agreed to amend its Certificate of Incorporation to increase the number of shares of its authorized Common Stock from 20,000,000 to 100,000,000.

The foregoing summary is qualified in its entirety by reference to the terms of the Agreement and the Note which is included as Exhibit 10.1 and 10.2 respectfully, to this Schedule 13D.

Advisory Services Agreement
---------------------------

     On December 29, 2006, Sigma Advisors and the Company entered into an Advisory Services Agreement, pursuant to which, among other things, the Company issued to Sigma Advisors a warrant (the "Additional Warrant") to purchase 150,000 shares of Common Stock at the exercise price of $0.55 per share, subject to adjustment.

Plans or Proposals of the Reporting Persons
-------------------------------------------

     Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          (a) For purposes of Rule 13d-3 of the Act, the aggregate number and percentage of the Common Stock that may be deemed to be beneficially owned by each Reporting Person is as follows:

          (i) Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Fund: 4,227,273
               Percentage: 19.9%

          (ii) Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Advisors: 4,377,273
               Percentage: 20.4%

          (iii)Aggregate number of shares of Common Stock that may be deemed beneficially owned by the Sigma Partners: 4,377,273
               Percentage:  20.4%

          (iv) Aggregate number of shares of Common Stock that may be deemed beneficially owned by the Thom Waye: 4,377,273
               Percentage: 20.4%

          (b) For purposes of Rule 13d-3 of the Act, the aggregate number of shares of Common Stock over which each Reporting Person may be deemed to have the power to vote and the power to dispose is as follows:

          (i)  1. Sole power to vote or to direct vote: 4,227,273
               2. Shared power to vote or to direct vote: -0-
               3. Sole power to dispose or to direct the disposition: 4,227,273
               4. Shared power to dispose or to direct the disposition -0-

          (ii) 1. Sole power to vote or to direct vote: 4,377,273
               2. Shared power to vote or to direct vote: -0-
               3. Sole power to dispose or to direct the disposition: 4,377,273
               4. Shared power to dispose or to direct the disposition -0-

          (iii)1. Sole power to vote or to direct vote: 4,377,273
               2. Shared power to vote or to direct vote: -0-
               3. Sole power to dispose or to direct the disposition: 4,377,273
               4. Shared power to dispose or to direct the disposition -0-

          (iv) 1. Sole power to vote or to direct vote: 4,377,273
               2. Shared power to vote or to direct vote: -0-
               3. Sole power to dispose or to direct the disposition: 4,377,273
               4. Shared power to dispose or to direct the disposition -0-

          (c) Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Common Stock within the past 60 days of the date hereof by the Reporting Persons.

          (d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

Item 7.   Material to be Filed as Exhibits.

     10.1 Note Purchase Agreement, dated as of December 29, 2006, by and between Berliner Communications, Inc. and Sigma Opportunity Fund, LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (Date of Report: December 29, 2006) of the Company filed with the Securities and Exchange Commission on January 5, 2007).

     10.2 7% Senior Subordinated Secured Convertible Note Due 2008 (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K (Date of
          Report: December 29, 2006) of the Company filed with the Securities and Exchange Commission on January 5, 2007).

     99.1 Joint Filing Agreement by and among Sigma Opportunity Fund, LLC, Sigma Capital Advisors, LLC, Sigma Capital Partners, LLC, and Thom Waye, dated January 8, 2007.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January  8, 2007

                                    SIGMA OPPORTUNITY FUND, LLC
                           BY:      SIGMA CAPITAL ADVISORS, LLC

                                    /s/Thom Waye
                                    ------------------------------
                                    Thom Waye, Manager


                                    SIGMA CAPITAL ADVISORS, LLC

                                    /s/Thom Waye
                                    ------------------------------
                           BY:      Thom Waye, Manager


                                    SIGMA CAPITAL PARTNERS, LLC

                                    /s/Thom Waye
                                    ------------------------------
                           BY:      Thom Waye, Sole Member


                                    /s/Thom Waye
                                    ------------------------------
                                    Thom Waye

Exhibit 99.1

              Agreement Regarding the Joint Filing of Schedule 13D
              ----------------------------------------------------

The undersigned agree as follows:

  (1) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of them;

  (2) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for completeness and accuracy of the information concerning such person contained herein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:    January 8, 2007


                                    SIGMA OPPORTUNITY FUND, LLC
                           BY:      SIGMA CAPITAL ADVISORS, LLC


                                    /s/Thom Waye
                                    ------------------------------
                                    Thom Waye, Manager



                                    SIGMA CAPITAL ADVISORS, LLC


                                    /s/Thom Waye
                                    ------------------------------
                           BY:      Thom Waye, Manager



                                    SIGMA CAPITAL PARTNERS, LLC


                                    /s/Thom Waye
                                    ------------------------------
                           BY:      Thom Waye, Sole Member



                                    /s/Thom Waye
                                    ------------------------------
                                    Thom Waye